Exhibit 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2022, and 2021

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$33,374	$47,692
Restricted cash	162	159
Trade and other receivables (note 3)	22,179	14,718
Inventories (note 4)	27,195	25,112
Other current assets (note 5)	7,675	4,278
	90,585	91,959
Other receivables (note 3)	3,641	8,317
Mineral properties, plant and equipment (note 6)	153,516	119,168
Exploration and evaluation assets (note 7)	26,046	27,303
Other assets (note 8)	16,431	17,296
	$290,219	$264,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 9(a))	$56,953	$48,736
Current portion of borrowings (note 10)	50,209	42,614
Reclamation and remediation provisions - current	1,572	406
	108,734	91,756
Other liabilities (note 9(b))	10,967	2,967
Borrowings (note 10)	2,500	6,329
Reclamation and remediation provisions	68,267	70,464
Deferred tax liabilities	4,963	4,536
	195,431	176,052
Shareholders’ equity:
Share capital (note 12)	294,481	291,561
Reserves	20,206	7,444
Deficit	(219,899)	(211,014)
	94,788	87,991
	$290,219	$264,043

The accompanying notes are an integral part of these consolidated financial statements.

Going concern (note 2(b))

Commitments and contingencies (note 18)

Subsequent events (notes 3(a) and 12(e))

Approved by the Board of Directors

“Alan Hair”	“Dana Williams”
Alan Hair, Director	Dana Williams, Director

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts - Unaudited)

For the three months ended March 31, 2022, and 2021

	Three months ended March 31,
	2022	2021
Revenue (note 13)	$33,431	$52,570

Cost of sales
Production costs (note 14)	31,149	32,744
Amortization and depletion	5,653	8,797
	36,802	41,541

Mine operating earnings (loss)	(3,371)	11,029

General and administrative expenses (note 15)	3,110	4,387

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 16)	2,379	2,612
Mine development costs	–	889
Change in reclamation and remediation provisions	(49)	(5)
	2,330	3,496

Care and maintenance costs	1,651	–

Operating earnings (loss)	(10,462)	3,146

Finance and other income (expense)
Finance income	65	68
Finance expense	(899)	(868)
Other income (expense) (note 17)	2,411	(2,326)
	1,577	(3,126)

Income (loss) before income taxes	(8,885)	20

Income tax expense	–	351

Net loss for the period	$(8,885)	$(331)

Loss per share - basic (note 12(d))	$(0.02)	$(0.00)
Loss per share - diluted (note 12(d))	$(0.02)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2022, and 2021

	Three months ended March 31,
	2022	2021

Net loss for the period	$(8,885)	$(331)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	12,897	(7,575)
Change in fair value of financial assets designated as fair value through OCI	(18)	–
	12,879	(7,575)

Total comprehensive income (loss) for the period	$3,994	$(7,906)

The accompanying notes are an integral part of these consolidated financial statements.

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, except number of common shares - Unaudited)

For the three months ended March 31, 2022, and 2021

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total shareholders’ equity
Balance, January 1, 2021	355,033	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703
Restricted and deferred share units settled	38	37	(37)	–	–	(37)	–	–
Share options exercised	6	7	(2)	–	–	(2)	–	5
Share-based compensation	–	–	589	–	–	589	–	589
Comprehensive income (loss)	–	–	–	(7,575)	–	(7,575)	(331)	(7,906)
Balance, March 31, 2021	355,077	$268,916	$22,365	$(17,604)	$(182)	$4,579	$(169,104)	$104,391

Balance, January 1, 2022	445,449	$291,561	$22,702	$(14,830)	$(428)	$7,444	$(211,014)	$87,991
Shares issued for financings, net of issuance costs (note 12(e))	12,729	2,660	–	–	–	–	–	2,660
Restricted and deferred share units settled	612	260	(260)	–	–	(260)	–	–
Share-based compensation	–	–	143	–	–	143	–	143
Comprehensive income (loss)	–	–	–	12,897	(18)	12,879	(8,885)	3,994
Balance, March 31, 2022	458,790	$294,481	$22,585	$(1,933)	$(446)	$20,206	$(219,899)	$94,788

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2022, and 2021

	Three months ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss for the period	$(8,885)	$(331)
Items not involving cash:
Amortization and depletion	5,802	8,906
Change in reclamation and remediation provision	(49)	(5)
Loss on derivative instruments	–	572
Unrealized foreign exchange gain	(3,004)	(185)
Income tax expense (recovery)	–	351
Share-based compensation	143	589
Other items (note 19(a))	1,907	1,423
Interest received	65	68
Interest paid	(387)	(452)
Settlement of derivative instruments	–	(3,546)
Income taxes paid	(101)	(101)
	(4,509)	7,289
Net change in operating assets and liabilities:
Trade and other receivables	(1,362)	1,687
Inventories	979	(2,691)
Other current assets	(2,290)	(2,463)
Trade payables and accrued liabilities	(1,436)	(1,494)
Net cash provided by (used in) operating activities	(8,618)	2,328

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	–	(2)
Additions to mineral properties, plant and equipment	(11,508)	(12,990)
Net cash used in investing activities	(11,508)	(12,992)

Cash flows from financing activities:
Proceeds from issuance of common shares (note 12(e))	2,754	–
Share issuance costs	(94)	–
Payment of lease liabilities	(1,546)	(1,456)
Proceeds from borrowings	6,320	2,650
Repayment of borrowings	(2,927)	(8,442)
Proceeds from exercise of share options	–	5
Net cash provided by (used in) financing activities	4,507	(7,243)

Effect of foreign currency translation on cash and cash equivalents	1,301	(25)

Decrease in cash and cash equivalents	(14,318)	(17,932)
Cash and cash equivalents, beginning of period	47,692	63,396
Cash and cash equivalents, end of period	$33,374	$45,464

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 19)

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

1.	NATURE OF OPERATIONS

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates. The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of the GMC.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company is evaluating its options with respect to the Coricancha mine.

The Company has a portfolio of exploration projects. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

2.	BASIS OF PREPARATION AND GOING CONCERN
(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2021. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the most recent annual consolidated financial statements. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the most recent annual consolidated financial statements.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on May 12, 2022.

(b)	Going concern basis of accounting

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations as they become due. As of March 31, 2022, the Company has a net working capital deficit of $18.1 million, including $50.2 million of current borrowings. Included in current borrowings are $24.2 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

The Company has determined that it will require further financing and will consider additional equity financing, including through use of the At-the-Market Facility (“ATM Facility”) and debt financing, in order to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions and meet scheduled debt repayment obligations.

Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

The Company has determined that the factors above indicate the existence of material uncertainty over the Company’s ability to meet its obligations in the next 12 months, which creates substantial doubt about the Company’s ability to continue as a going concern.

If for any reason the Company is unable to continue as a going concern, this could have a material impact on the Company’s ability to realize assets at their recognized values, in particular mineral properties, plant and equipment, and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

3.	TRADE AND OTHER RECEIVABLES

	March 31, 2022	December 31, 2021
Current
Trade receivables	$3,115	$2,061
Value-added tax receivable	2,568	3,217
PIS / COFINS - Brazil (a)	15,612	8,171
Judicial deposits - Brazil	280	281
Other	604	988
	22,179	14,718
Non-Current
PIS / COFINS - Brazil (a)	474	5,613
Income taxes recoverable - Brazil	3,167	2,704
	$3,641	$8,317

(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes that apply to all companies in the private sector. PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on monthly gross revenues. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

Subsequent to March 31, 2022, the Company has received PIS/COFINS refunds totaling $7.4 million.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

4.	INVENTORIES

	March 31, 2022	December 31, 2021
Concentrate	$668	$707
Ore stockpiles	924	1,510
Materials and supplies	21,836	19,276
Gold in circuit	1,568	1,282
Gold doré	2,199	2,337
	$27,195	$25,112

During the three months ended March 31, 2022, the inventory recognized as cost of sales was $36.5 million (2021 - $39.4 million), which includes production costs and amortization and depletion directly attributable to the inventory production process.

5.	OTHER CURRENT ASSETS

	March 31, 2022	December 31, 2021
Prepaid expenses and deposits	$4,400	$2,017
Reimbursement rights (note 8(a))	2,932	1,918
Other current assets	343	343
	$7,675	$4,278

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2022	$118,455	$31,540	$78,736	$25,945	$5,599	$20,557	$280,832
Additions	8,929	–	971	1,606	2	11,280	22,788
Change in remediation provision	(2,950)	–	(659)	–	–	–	(3,609)
Foreign exchange translation difference	14,587	5,610	6,337	4,216	87	4,769	35,606
Balance, March 31, 2022	$139,021	$37,150	$85,385	$31,767	$5,688	$36,606	$335,617

Accumulated depreciation
Balance, January 1, 2022	$69,399	$–	$60,337	$11,478	$5,110	$15,340	$161,664
Amortization and depletion	1,882	–	985	293	50	2,241	5,451
Foreign exchange translation difference	6,104	–	4,444	1,742	58	2,638	14,986
Balance, March 31, 2022	$77,385	$–	$65,766	$13,513	$5,218	$20,219	$182,101

Carrying value, March 31, 2022	$61,636	$37,150	$19,619	$18,254	$470	$16,387	$153,516

(a)	Leases
(i)	Right-of-use assets

	Mining equipment	Power generators	Vehicles	Office & communication	Land easements	Total
Balance, January 1, 2022	$2,657	$1,059	$162	$248	$1,091	$5,217
Additions	11,280	–	–	–		11,280
Amortization and depletion	(1,652)	(351)	(123)	(62)	(53)	(2,241)
Foreign exchange translation difference	1,887	118	132	(6)	–	2,131
Balance, March 31, 2022	$14,172	$826	$171	$180	$1,038	$16,387

(ii)	Lease liabilities

	March 31, 2022	December 31, 2021
Maturity analysis - contractual undiscounted cash flows
Less than one year	$10,549	$5,538
One to five years	11,519	2,810
More than five years	148	151
Total undiscounted lease liabilities	22,216	8,499
Lease liabilities in the Consolidated Statement of Financial Position	19,918	8,157
Current (note 9(a))	9,142	5,381
Non-current (note 9(b))	$10,776	$2,776

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

Effective January 01, 2022, the Company entered into a mining services contract with Transports e Construcoes S.A. (“MINAX”) with a three-year term that contains both lease and non-lease components under IFRS 16. The present value of the payments related to the lease component of $10.9 million were recognized at the commencement date of the contract.

(iii)	Amount recognized in the Consolidated Statements of Comprehensive Income
	Three months ended March 31,
	2022	2021
Interest on lease liabilities	$266	$215
Variable lease payments not included in the measurement of lease liabilities	11,613	13,085
Expenses relating to short-term leases	2,056	6,521

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets.

7.	exploration and evaluation assets
	Santa Rosa Property	El Horcón Property	Coricancha	Tucano	Total
Balance, January 1, 2022	$988	$1,124	$24,980	$211	$27,303
Change in reclamation and remediation provision	–	–	(1,293)	–	(1,293)
Foreign exchange translation difference	–	–	–	36	36
Balance, March 31, 2022	$988	$1,124	$23,687	$247	$26,046

8.	OTHER ASSETS

	March 31, 2022	December 31, 2021
Reimbursement rights (a)	$11,921	$12,792
Restricted cash	4,510	4,504
	$16,431	$17,296

(a)	Reimbursement rights

Pursuant to the acquisition of Coricancha, the vendors, Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited), agreed to reimburse the Company for:

•	the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20.0 million; and
•	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

9.	TRADE PAYABLES AND ACCRUED LIABILITIES AND OTHER LIABILITIES
(a)	Trade payables and accrued liabilities

	March 31, 2022	December 31, 2021
Trade payables	$19,815	$17,137
Accrued liabilities	22,621	20,722
Taxes payable	3,250	3,250
Lease liabilities	9,142	5,381
Other payables	2,125	2,246
	$56,953	$48,736

(b)	Other liabilities

	March 31, 2022	December 31, 2021
Lease liabilities	$10,776	$2,776
Accrued liabilities	191	191
	$10,967	$2,967

10.	BORROWINGS

	Unsecured bank facilities	Bradesco	Samsung	Asahi	Total
Balance, January 1, 2022	$22,848	$1,239	$4,971	$19,885	$48,943
Borrowings	3,820	2,500	–	–	6,320
Interest accrued	304	44	109	286	743
Principal repayments	(2,650)	(278)	–	–	(2,928)
Interest payments	(101)	(17)	–	(251)	(369)
Balance, March 31, 2022	$24,221	$3,488	$5,080	$19,920	$52,709
Current	$24,221	$988	$5,080	$19,920	$50,209
Non-current	$–	$2,500	$–	$–	$2,500

(a)	Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totalling $23.7 million. The unsecured bank facilities are denominated in US dollars (“USD”) and are interest bearing at a weighted average fixed interest rate of 5.31% per annum and are repayable through March 2023.

(b)	Bradesco

On March 11, 2020, the Company received a USD denominated loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal bears interest at 3.7% per annum, and the cash collateral earns interest at rates from 1.55% to 2.40% per annum. At March 31, 2022, the principal balance outstanding is $4.4 million (December 31, 2021 - $5.6 million). Cash collateral of $3.3 million (December 31, 2021 - $4.2 million) has been netted against the outstanding principal balance.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

On February 16, 2022, the Company received a USD denominated loan from Bradesco in the amount of $5.0 million, with net loan proceeds of $2.5 million as $2.5 million is required to be retained as cash collateral. The loan matures on January 31, 2025 and is required to be repaid in eight quarterly repayments of $0.6 million commencing May 12, 2023. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing May 12, 2023. The loan principal bears interest at 4.09% per annum, and the cash collateral earns interest at rates of 2.00% per annum. At March 31, 2022, the principal balance outstanding is $5.0 million (December 31, 2021 - nil). Cash collateral of $2.5 million (December 31, 2021 - nil) has been netted against the outstanding principal balance.

(c)	Samsung

The Company entered into a $5.0 million lead concentrate prepayment agreement with Samsung (the “Samsung Lead Advance”) on September 21, 2021, and on November 2, 2021, the conditions precedent to funding which included the completion of a pledge of the shares of Great Panther’s Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V. (“MMR”) were satisfied and funds were received. Under the Concentrate Agreement, Samsung agreed to advance a $5 million prepayment, net of transaction costs, to MMR in consideration for exclusive offtake of the lead concentrate production from the Topia Mine, up to a maximum contract quantity of 5,400 tonnes representing approximately 21 months of production from the mine. The Samsung Lead Advance will be repaid in twelve equal monthly instalments commencing in April 2022 and bears interest at an annual rate of 3-month USD LIBOR plus 6.5%. MMR has a full option for early repayment of the Samsung Lead Advance, subject to a 3% penalty applied to the outstanding balance.

(d)	Asahi

On September 21, 2021, the Company entered into a $20 million gold doré prepayment agreement with Asahi (the “Asahi Advance”). The Asahi Advance is repayable in twelve equal monthly instalments of $1.7 million commencing in April 2022. The Advance bears interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. Asahi is provided exclusivity on refining and will purchase 100% of Tucano gold production during the term of the agreement. Tucano will sell the equivalent volume of gold equal to the $1.7 million principal repayment at a 0.5% discount to the spot price at the time of sale and the remainder of the production will be sold at spot prices.

11.	FINANCIAL INSTRUMENTS

At March 31, 2022, the fair value of the Company’s long-term borrowings approximates their carrying values measured based on level 2 of the fair value hierarchy.

The fair value of other financial instruments approximates their carrying values due to their short-term nature.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

12.	SHARE CAPITAL
(a)	Share options
	Three months ended March 31,
	2022			2021
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	6,854	C$	0.87	9,709	C$	1.00
Granted	9,940		0.29	2,340		1.04
Forfeited/Expired	(1,650)		0.90	(374)		1.19
Exercised	–		–	(6)		1.04
Outstanding, March 31	15,144	C$	0.49	11,669	C$	1.00
Exercisable, March 31	2,035	C$	1.04	3,391	C$	1.61

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.29 to $0.53	9,882	4.92	–	C$	-
C$0.54 to $0.62	2,387	3.03	522		0.54
C$0.63 to $1.10	2,233	3.38	911		1.00
C$1.11 to $1.63	642	1.09	602		1.52
	15,144	4.30	2,035	C$	1.04

During the three months ended March 31, 2022, the Company recorded share-based compensation expense relating to share options of $nil million (2021 - $0.2 million).

The weighted average fair value of options granted during the three months ended March 31, 2022, was C$0.14 (2021 - C$0.49). The grant date fair value of share options granted during the three months ended March 31, 2022 and 2021 was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2022	2021
Risk-free interest rate	1.39%	0.54%
Expected life (years)	2.97	3.14
Annualized volatility	76%	71%
Forfeiture rate	25%	20%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

(b)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at March 31, 2022 and 2021:

	Three months ended March 31,
	2022			2021
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,477,475	C$	0.82	1,911,434	C$	0.70
Granted	2,696,738		0.29	776,270		1.04
Settled	(113,405)		0.34	(37,867)		1.41
Cancelled	(384,956)		0.83	(109,400)		0.65
Outstanding at March 31	3,675,852	C$	0.45	2,540,437	C$	0.80

The following table summarizes information about the PSUs outstanding at March 31, 2022 and 2021:

	Three months ended March 31,
	2022			2021
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,827,054	C$	0.82	1,904,500	C$	0.70
Granted	2,163,379		0.29	780,968		1.04
Cancelled	(494,739)		0.80	(94,400)		0.58
Outstanding at March 31	3,495,694	C$	0.50	2,591,068	C$	0.80

The fair value of PSU was measured based on the fair value at the grant date using the Monte Carlo simulation technique on stock prices.

The following table summarizes information about the DSUs outstanding at March 31, 2022, and 2021:

	Three months ended March 31,
	2022			2021
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	2,777,243	C$	0.76	2,420,189	C$	0.78
Granted	1,315,757		0.28	341,559		1.04
Settled	(498,080)		0.28	–		–
Outstanding at March 31	3,594,920	C$	0.65	2,761,748	C$	0.81

During the three months ended March 31, 2022, the Company recorded share-based compensation expense relating to RSUs, PSUs, and DSUs of $0.1 million (2021 - $0.4 million).

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

(c)	Share purchase warrants

The Company has issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share. 6,321,695 share purchase warrants have an expiry date of May 17, 2022, and 3,428,032 share purchase warrants have an expiry date of June 27, 2022.

(d)	Earnings (loss) per share
	Three months ended March 31,
	2022	2021
Income (loss) attributable to equity owners	$(8,885)	$(331)
Weighted average number of shares (000's)	448,748	355,067
Earnings (loss) per share ‒ basic and diluted	$(0.02)	$(0.00)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

(e)	Financings

On October 15, 2021, the Company entered into an At-the-Market Offering Agreement (the “ATM Agreement”), pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement (the “ATM Facility”). During the three months ended March 31, 2022, the Company issued 12,729,235 common shares under the ATM Facility and received net proceeds of $2.7 million. Subsequent to March 31, 2022 to May 12, 2022, the Company has issued an additional 13,936,403 common shares under the ATM Facility and received net proceeds of $3.1 million.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

13.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

	Three months ended March 31,
	2022			2021
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$27,128	$432	$27,560	$40,455	$3,270	$43,725
Silver	51	3,765	3,816	81	8,090	8,171
Lead	–	813	813	–	855	855
Zinc	–	1,746	1,746	–	1,245	1,245
Smelting and refining charges	(7)	(833)	(840)	(13)	(1,224)	(1,237)
Revenue from contracts with customers	$27,172	$5,923	$33,095	$40,523	$12,236	$52,759
Changes in fair value from provisional pricing	–	336	336	–	(189)	(189)
Total revenue	$27,172	$6,259	$33,431	$40,523	$12,047	$52,570

At March 31, 2022, the Company had $3.4 million in revenue subject to provisional pricing in relation to the sale of concentrates.

14.	PRODUCTION COSTS
	Three months ended March 31,
	2022	2021
Raw materials and consumables	$14,346	$14,698
Salaries and employee benefits	4,581	4,972
Contractors	9,624	11,727
Repairs and maintenance	342	371
Site administration	888	1,251
Royalties	732	1,119
Mining duties	20	54
Share-based compensation	65	100
	30,598	34,292
Change in inventories	551	(1,548)
Total production costs	$31,149	$32,744

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

15.	GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended March 31,
	2022	2021
Salaries and employee benefits	$985	$1,911
Professional fees	445	289
Office and other expenses	1,489	1,627
Amortization	149	109
Share-based compensation	42	451
Total general and administrative expenses	$3,110	$4,387

16.	EXPLORATION AND EVALUATION EXPENSES
	Three months ended March 31,
	2022	2021
Salaries and employee benefits	$550	$547
Raw materials and consumables	448	336
Contract services	841	1,140
Office and other expenses	504	551
Share-based compensation	36	38
Total exploration and evaluation expenses	$2,379	$2,612

17.	OTHER INCOME (EXPENSE)
	Three months ended March 31,
	2022	2021
Accretion expense	$(1,073)	$(623)
Loss on derivative instruments	–	(572)
Foreign exchange gain (loss)	3,954	(864)
Other expense	(470)	(267)
	$2,411	$(2,326)

18.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As at March 31, 2022, the Company had the following commitments:

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1	$1	$–	$–	$–
Drilling services	20	20	–	–	–
Equipment purchases	370	370	–	–	–
Total commitments	$391	$391	$–	$–	$–

In June 2020, Nyrstar agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. Nyrstar will maintain a $7.0 million bond (previously $9.7 million) until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022, unless Great Panther decides to permanently close Coricancha. As at March 31, 2022, the total bond amount required was $10.9 million, of which Nyrstar is responsible for $6.5 million and the Company is responsible for $4.4 million.

If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, and the Company will be required to post the full amount of the required remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then the Company will likewise be required to post the full amount of the required reclamation bond. Nyrstar’s obligation to indemnify the Company for up to $20.0 million for closure of Cancha 1 and 2 tailings storage facilities is not changed by the Company’s decision regarding Coricancha’s future operating plans.

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure financial assurances applicable to all mining companies in Peru. Whereas previously, companies were required to provide financial assurance to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs, or the timing of payment or form of collateral to be provided. In January 2022, draft regulations were published and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations, to which the Company submitted comments. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

(b)	Contingencies
(i)	Coricancha

Coricancha has been on care and maintenance since August 2013.

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of fines or sanctions that have been levied by regulatory bodies in Peru.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company is exposed to potential fines, penalties and regulatory action until the modification to the remediation plan is approved.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) has received notice from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the leasing company, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20 million.

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

(ii)	Tucano
a)	Various claims related to Brazil indirect taxes and labour matters

The Company has various litigation claims from a number of governmental assessments pertaining to indirect taxes and labour disputes associated with former employees and contract labour in Brazil.

As of March 31, 2022, the items for which a loss was probable, inclusive of any related interest, amounted to approximately $1.8 million, for which a provision was recognized (as of December 31, 2021 - $1.4 million).

In connection with the above proceedings, a total of $0.4 million (December 31, 2021 - $0.3 million) of escrow cash deposits were made as of March 31, 2022. Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

b)	Environmental fines and penalties and judicial claims

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As at March 31, 2022, the total amount of claims was $15.4 million and the Company has accrued $4.1 million, representing the estimated settlement amount for claims where material future cash outflows are probable. A summary of the most significant claims is as follows:

i.	Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.3 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at March 31, 2022, the updated value with interest and inflation is approximately $4.1 million (BRL 19.5 million). The Company is in the process of appealing. Based on legal advice received, the Company has accrued the best estimate of the cost to settle the claim.

ii.	Archaeological sites damage

In 2020, a settlement agreement was reached related to certain archaeological civil actions. Tucano agreed to provide BRL 8.0 million, no later than December 31, 2021, for implementation of socio-environmental measures in the local community. The settlement amount has been paid as at December 31, 2021.

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

In related proceedings, not covered by the settlement agreement, Tucano is in the process of appealing fines and damages arising in the Federal Court of Appeal. The likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of costs to settle the claim.

iii.	Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision. In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit. As the matter progresses, the Company will review its assessment.

iv.	December 2021 SEMA Notices of Infraction

On December 30, 2021, the Company announced that it intended to file a defense to three Notices of Infraction (the “Notices”) that were delivered by the Amapá State Environmental Agency (“SEMA”) to Tucano on December 21, 2021. The Notices were issued in connection with SEMA’s investigation of a fish mortality event at Areia and Silvestre Creeks, and its assertion that the incident was caused by a leak in a reclaimed water pipe at the Tucano mine site. The Notices impose aggregate fines of BRL 50 million (approximately $10.6 million at March 31, 2022).

The Company has filed its defense with a position that there is no causal link between the incident and the Tucano mine and has applied for the cancellation of the infraction notices issued by SEMA.

19.	SUPPLEMENTAL CASH FLOW INFORMATION
(a)	Other items
	Three months ended March 31,
	2022	2021
Accretion expense	$1,073	$623
Finance expense	899	868
Finance income	(65)	(68)
	$1,907	$1,423

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

(b)	Non-cash investing and financing activities
	Three months ended March 31,
	2022	2021
Change in reclamation and remediation provision included within mineral properties, plant and equipment and exploration and evaluation assets	$(4,902)	$322
Change in lease liability related to right-of-use assets	11,280	2,288

20.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC, currently on care and maintenance, produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, and Plomo.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2022
External revenue	$–	$–	$6,259	$–	$–	$27,172	$33,431
Intersegment revenue	25,343	–	–	–	–	(25,343)	–
Amortization and depletion	3,926	413	1,319	80	–	64	5,802
Exploration and evaluation expenses	19	130	369	1,582	113	166	2,379
Care and maintenance costs	–	1,651	–	–	–	–	1,651
Finance income	30	–	–	–	–	35	65
Finance expense	407	–	–	85	–	407	899
Income (loss) before income taxes	(1,790)	(2,612)	(362)	(1,927)	(165)	(2,029)	(8,885)
Net income (loss)	(1,790)	(2,612)	(362)	(1,927)	(165)	(2,029)	(8,885)
As at March 31, 2022
Total assets	$188,707	$4,216	$16,401	$46,346	$2,154	$32,395	$290,219
Total liabilities	$100,121	$18,493	$2,062	$44,663	$10	$30,082	$195,431

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2022, and 2021 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2021
External revenue	$–	$5,849	$6,198	$–	$–	$40,523	$52,570
Intersegment revenue	40,107	–	–	–	–	(40,107)	–
Amortization and depletion	7,845	128	827	42	–	64	8,906
Exploration and evaluation expenses	100	792	124	1,359	116	121	2,612
Care and maintenance costs	–	–	–	–	–	–	–
Finance income	39	–	–	3	–	26	68
Finance expense	640	–	–	92	–	136	868
Income (loss) before income taxes	7,137	(1,344)	535	(1,805)	(96)	(4,407)	20
Income tax expense	135	148	68	–	–	–	351
Net income (loss)	7,002	(1,492)	467	(1,805)	(96)	(4,407)	(331)

As at March 31, 2021
Total assets	$162,391	$5,942	$16,024	$44,017	$2,121	$27,859	$258,354
Total liabilities	$77,190	$16,688	$2,384	$43,181	$510	$14,010	$153,963